06008907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UCB Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1200
(No. and Street)

San Francisco (City) CA (State) 94123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lee 626-810-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UCB Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President /CEO

Title

Notary Public See Attached Page

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 17, 2006 (DATE) before me, Mary Wong (NOTARY),
personally appeared Joseph Lee
SIGNER(S)

[x] personally known to me - OR - [ ] proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MARY WONG
Comm. # 1551256
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Feb. 10, 2009

WITNESS my hand and official seal.

[signature]
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgment to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- [ ] INDIVIDUAL
- [x] CORPORATE OFFICER

TITLE(S)

- [ ] PARTNER(S)
- [ ] ATTORNEY-IN-FACT
- [ ] TRUSTEE(S)
- [ ] GUARDIAN/CONSERVATOR
- [ ] OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)
UCB Investment Services, Inc.

DESCRIPTION OF ATTACHED DOCUMENT

SEC FORM X-17A-5 PART III
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: UCB INVESTMENT SERVICES, INC. [0013]

SEC File Number: 8- 65811 [0014]

Address of Principal Place of Business: 555 MONTGOMERY STREET [0020]

SAN FRANCISCO [0021] CA [0022] 94111 [0023]

Firm ID: 125574 [0015]

For Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Lynn M. Stiefeling [0030] Phone: (415)248-8108 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	200,000 [0200]		200,000 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	150,000 [0295]		
B. Other	[0300]	[0550]	150,000 [0810]
3. Receivables from non-customers	25,414 [0355]	[0600]	25,414 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	510,627 [0735]	510,627 [0930]
12. **TOTAL ASSETS**	375,414 [0540]	510,627 [0740]	886,041 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	249,638 [1205]	[1385]	249,638 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of ____ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	249,638 [1230]	0 [1450]	249,638 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	1,250,000 [1793]
D. Retained earnings	-613,596 [1794]
E. Total	636,404 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	636,404 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	886,042 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005 [3932] Period Ending 12/31/2005 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	189 [3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	352,672 [3939]
d.	**Total securities commissions**	352,861 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	48,751 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	436,401 [3995]
9.	Total revenue	838,013 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	626,549 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	5,161 [4195]
15.	Other expenses	245,563 [4100]
16.	Total expenses	877,273

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-39,260 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-39,260 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-85,727 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		636,404 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		636,404 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		636,404 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	510,627 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	16 [3610]	-510,643 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		125,761 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			125,761 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	16,642 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	16,642 [3760]
14. Excess net capital (line 10 less 13)	109,119 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	100,797 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		249,638 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 249,638 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 199 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		675,665 [4240]
A.	**Net income (loss)**		-39,260 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		636,405 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2005 [8005] and ending 12/31/2005 [8006]

SEC File Number: 65811 [8011]

Firm ID: 125574

1. Name of Broker Dealer: UCB INVESTMENT SERVICES, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053]	Phone: ______ [8057]
Name: ______ [8054]	Phone: ______ [8058]
Name: ______ [8055]	Phone: ______ [8059]
Name: ______ [8056]	Phone: ______ [8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes ○	No ●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes ○	No ●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) **equity securities**	Yes ○	No ●	[8075]
	(b) **municipals**	Yes ○	No ●	[8076]
	(c) **other debt instruments**	Yes ○	No ●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes ○	No ●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes ○	No ●	[8079]
8.	Respondent carries its own public accounts:	Yes ○	No ●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	**Public customer accounts**	[8080]
(b)	**Omnibus accounts**	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	**Direct Mail (New York Stock Exchange Members Only)**	☐	[8086]
(b)	**Self Clearing**	☐	[8087]
(c)	**Omnibus**	☐	[8088]
(d)	**Introducing**	☐	[8089]
(e)	**Other**	☐	[8090]
(f)	**Not Applicable**	☑	[8091]

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	**American**	☐	[8120]
(2)	**Boston**	☐	[8121]
(3)	**CBOE**	☐	[8122]
(4)	**Midwest**	☐	[8123]
(5)	**New York**	☐	[8124]
(6)	**Philadelphia**	☐	[8125]
(7)	**Pacific Coast**	☐	[8126]
(8)	**Other**	☐	[8129]

13. Employees:

(a)	**Number of full-time employees**	24	[8101]
(b)	**Number of full-time employees registered representatives employed by respondent included in 13(a)**	16	[8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a) **equity securities transactions effected on a national securities exchange** [8107]

(b) **equity securities transactions effected other than on a national securities exchange** [8108]

(c) **commodity, bond, option, and other transactions effected on or off a national securities exchange** [8109]

---

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◉ No ○ [8111]

---

18. Number of branch officies operated by respondent — 40 [8112]

---

19. Yes ◉ No ○ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** — United Commercial Bank [8131]

(c) **Type of institution** — Commercial Bank [8132]

---

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ◉ [8113]

---

21. Yes ○ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** [8116]

---

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ◉ No ○ [8115]

---

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

---

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 1,640 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 45,065 [8151]